                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13D-1(B) (C), AND 9(D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                                (AMENDMENT NO. 3)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                 David A. Persing, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8022

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                       January 14, 2000; November 29, 2000
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             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


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CUSIP NO.  5916891014                                     13G                   PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------------------------------------------

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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stephen A. Garofalo
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                   (b) /X/
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                         5      SOLE VOTING POWER
                                89,407,224 (includes (i) presently exercisable options to purchase 346,588 shares and 175,000 shares of Class A Common Stock at a purchase price of
                                $.12313 per share and $28.5625 per share, respectively, (ii) presently exercisable options to purchase 5,435,888 shares of Class A Common Stock at a purchase price of
                                $.12313 per share held by The Stephen A. Garofalo 1999 Annuity Trust No. 1 for which
                                Mr. Garofalo acts as Trustee and 301,524 shares of Class A Common Stock
  NUMBER OF SHARES              at a purchase price of $.12313 per share held by The Stephen A. Garofalo
                                Annuity Trust No. 2  for which Mr. Garofalo acts as Trustee and
                                (iii) 813,378 shares of class A common stock owned by The Garofalo
                                Foundation, Inc.)
                      ------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED      6      SHARED VOTING POWER
         BY                     0
        EACH          ------------------------------------------------------------------------------------------------
     REPORTING           7      SOLE DISPOSITIVE POWER
    PERSON WITH                 89,407,224 (includes (i) presently exercisable options to purchase 346,588 shares and 175,000 shares of Class A Common Stock at a purchase price of $.12313 per share and $28.5625 per share, respectively, (ii) presently exercisable options to purchase
                                5,435,888 shares of Class A Common Stock at a purchase price of $.12313 per share held by The Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as Trustee and 301,524 shares of Class A Common Stock at a purchase price of $.12313 per share held by The Stephen A. Garofalo Annuity Trust No. 2  for which Mr.
                                Garofalo acts as Trustee and (iii) 813,378
                                shares of class A common stock owned by The
                                Garofalo Foundation, Inc.)
                      ------------------------------------------------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           89,407,224 (includes (i) presently exercisable options to purchase 346,588 shares and
           175,000 shares of Class A Common Stock at a purchase price of $.12313 per share and
           $28.5625 per share, respectively, (ii) presently exercisable options to purchase
           5,435,888 shares of Class A Common Stock at a purchase price of $.12313 per share held by The Stephen A. Garofalo 1999 Annuity Trust No. 1 for which Mr. Garofalo acts as Trustee and 301,524 shares of Class A Common Stock at a purchase price of $.12313 per share held by The Stephen A. Garofalo Annuity Trust No. 2 for which Mr. Garofalo acts as Trustee and (iii) 813,378 shares of class A common stock owned by The
           Garofalo Foundation, Inc.).
--------------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                                  / /
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



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CUSIP NO.  5916891014                                     13G                   PAGE 3 OF 5 PAGES
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           18.3%
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   12      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------------------------------------------


ITEM 4.   OWNERSHIP

          See  responses to Items 5,6,7,8,9, and 11 of Cover Page.

          On January 14, 2000 Stephen A. Garofalo was granted options to purchase 700,000 shares of Class A Common Stock at an exercise price of $28.5625 and The Stephen A. Garofalo 1999 Annuity No. 1 transferred 328,112 options and The Stephen A. Garofalo 1999 Annuity No. 2 transferred 18,476 options to purchase Class A Common Stock at a purchase price of $.12313 per share to Stephen A. Garofalo.

          On November 29, 2000 Mr. Garofalo purchased 1,000,000 shares of Class A common stock on the open market at a purchase price of $11.1633 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2001


                                            /S/ STEPHEN A. GAROFALO
                                            ---------------------------------
                                            Stephen A. Garofalo









                                   Page 5 of 5